Exhibit (c)(3)
Presentation to the Special Committee of Optimal Group Inc. January 2010 Draft

Table of Contents I. Introduction II. Overview of Optimal Group III. Proposal Overview IV. Alternatives

I. Introduction

Introduction

- We understand that the Yanofsky brothers with the financial assistance of Francis Choi have submitted a non-binding proposal to acquire all of the Class A shares of Optimal Group ("Optimal") for $2.40 per share in cash ("Proposed Transaction")
- We also understand that a selected group of the management team is supporting the Proposed Transaction
  - Severance package in exchange for Moneris portfolio and UBC rights
- On January 13, 2010, Genuity Capital Markets ("Genuity") was formally retained by Optimal to assess the Proposed Transaction and examine strategic alternatives
- On January 15, 2010, Genuity shared with Optimal its preliminary information request
- Genuity met with the management team (1) of Optimal on January 18, 2010
  - Update on the business segments
  - Discussion around key business and value drivers (i.e. WowWee, UBC rights and Moneris portfolio)
  - Challenges currently facing WowWee including new product developments and working capital requirements
  - Senior management's role in the Proposed Transaction
- On January 18, 2010, Genuity received information from Optimal following the list sent on January 15, 2010
- On January 21, 2010, Genuity had a conference call with Holden Ostrin and Neil Wechsler
  - Discussed dynamics surrounding the Proposed Transaction
- On January 25, 2010, additional list of information was sent to Optimal management and a request was made to have a session with Richard Yanofsky to discuss the Proposed Transaction and WowWee
- On January 26, 2010, Optimal sent information and discussed some items with Genuity
- On January 27, 2010, Genuity and PWC met with Richard Yanofsky and Neil Wechsler

1. Genuity met with Holden Ostrin, Neil Wechsler, Gary Wechsler, Leon Garfinkle and Bradley McKenna. PWC representatives were also present.

Strictly Private and Confidential
Very Preliminary and Draft
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Genuity

II. Overview of Optimal Group

Capital Markets Overview Capitalization Table Share Price Performance Ownership Overview VWAP Analysis (in US$ million, except per share figures) (in US$) 20-day VWAP: $1.74 1-turn VWAP: $2.18 Hans-Martin Ruter is the sole owner and Managing Director of RutInvest, a private investment firm. Based on total shares issued for WowWee acquisition less Yanofskys. Source: Company filings, Bloomberg, Thomson. (1) Based on 1-turn of the float (4.1 million shares). (1) (2)

Business Overview

- Optimal has three business segments
  - WowWee is the only operating entity

optimal GROUP

	Agreement with UBC	Moneris Assets	WowWee
Description	■ UBC has a right to call and Optimal has a put on the asset for $11 million subject to reduction from revenues shared equally with minimum of $135,000 per month and increase at 12% rate (per annum) ■ Optimal has received warrants to acquire 3.5% of UBC (1% on March 2nd, 2010, 1% on August 2nd, 2010, 1.5% August 2nd, 2011) if call or put right have not been exercised ■ UBC can exercise its call at any time until December 31, 2014 ■ Optimal put right expires on February 2nd, 2011	■ Processing done by a third party ("Sterling") at a cost of $22,000 per month for net cash flow of $225,000 per month to Optimal ■ Declining assets by 15% per year ■ 3,200 merchants versus 6,700 in 2005 when it bought the assets	■ Design, develop, market and distribute technology-based consumer toys ■ One hot product this year called Paper Jamz
Considerations	■ Uncertainty regarding financial capacity by UBC to pay ■ No access to UBC's balance sheet ■ Assignment subject to UBC's approval ■ UBC not interested in dilution ■ Personally guaranteed by Jared Isaacman	■ Passive approach ■ Value of $3.6 million per RSM Richter as of October 2009 valuation ■ Attrition of 25% if sold to a third party ■ 13% of merchants are at risk of leaving	■ Product visibility is limited ■ Requires working capital ■ Francis Choi via Early Light is a significant key supplier ■ Significant synergy potential available to strategic buyers ■ Small size

Strictly Private and Confidential
Very Preliminary and Draft

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Genuity

2010 Forecast WowWee The management of Optimal has provided Genuity with two possible forecasts The forecast below excludes $3 million of other income related to Moneris assets Moneris processing is executed by a third party and related costs are already reflected in the $3 million Management indicated that $30 million of working capital would be required to meet $100 million in revenues WowWee - 2010 Forecast (in US$ thousand)

Current Liquidity Optimal's balance sheet position is weak Significant accounts payable outstanding with key suppliers Not capable of supporting working capital needs for 2010 sales forecast Early Light is owed approximately $8 million and is becoming impatient According to management, Optimal has limited liquidity for the next six to nine months However, historically, 65% of orders are received prior to June 15 (management stated that $31 million has been received year-to-date) Working capital requirements commence in April / May of each year Management spoke to National Bank and Royal Bank which declined to lend capital to Optimal due to recent poor results Working Capital (Forecast from Management) (in US$ million)

III. Proposal Overview

Yanofsky Proposal All cash offer of $2.40 per Class A share or $12,356,964 (assuming 5,148,735 shares outstanding) Non-binding letter of intent & timing to be determined Includes all assets and liabilities of the Company including existing contractual and contingent liabilities Termination of employment of Holden Ostrin, Neil Wechsler and Gary Wechsler Payment of senior management severance obligations in cash or by transferring the legacy payments business Financing commitment by a company controlled by Francis Choi to provide, in cash, up to $15,000,000 Funds to be placed in an Escrow with FMC LLC Conditions in accordance with the offer conditions Lender approval required for initial terms and conditions of the offer, waivers and amendments Execution of a definitive, support agreement, recommendation of the Board of Directors All government and regulatory approvals No act, action, suit or proceeding to have been threatened in writing or taken by any governmental entity, standard MAC clause to apply Satisfactory due diligence No breach of reps and warranties No breach of covenants and obligations 66 2/3% Optimal Group shareholder approval & majority of minority Disclosed in support agreement (3%) of price per share Agreed to pay $60,000 to $75,000 for formal valuator Each party responsible for its own expenses Termination Fee Expense Reimbursement Conditions to Closing Financing Commitments Scope and Structure Considerations & Timing

Severance Costs The severance costs are disproportionally high relative to the transaction value and business performance of recent years. Nonetheless, these are liabilities that must be considered by a third party buyer Holden Ostrin - as at December 31, 2008 2x highest salary during employment (including bonus) - $3,327,340 Due payment of options values if required to exercise prior to maturity - $0 Conversion of corporate the insurance into a level deposit premium insurance policy to age 80 - $1,493,456 in premiums to be paid by the company Medical insurance coverage for entire family - $26,010 Forgiveness of all debts due to the Company - $55,665 Neil Wechsler - as at December 31, 2008 2x highest salary employment (including bonus) - $3,327,340 Due payment of options values if required to exercise prior to maturity - $0 Conversion of corporate the insurance into a level deposit premium insurance policy to age 80 - $1,196,321 in premiums to be paid by the Company Medical insurance coverage for entire family - $26,010 Gary Wechsler - as at December 31, 2008 2x highest salary employment (including bonus) - $1,806,732 Due payment of options values if required to exercise prior to maturity - $0 Conversion of corporate the insurance into a level deposit premium insurance policy to age 80 - $966,019 in premiums to be paid by the Company Yanofsky Brothers - are entitled to 1x highest salary received during employment ($750,000 each)

Severance Costs (cont'd) The senior management has apparently agreed with the Yanofskys to forfeit their monetary severance payments in return of full ownership of the Moneris portfolio and the UBC right Severance package represents approximately $13.7 million - as per December 31, 2008 proxy statement Based on discussion with Mr. Yanofsky and Neil Wechsler, no formal written agreement has been drafted yet In October 2009, RSM Richter performed, among other items, a formal valuation of the Moneris Porfolio Using several valuation methodologies, including a discounted cash flows analysis and precedent transactions analysis, RSM Richter determined that the Moneris portfolio was worth approximately US$3.6 million The current book value relating to the UBC right is $10.13 million (as at September 30, 2009) No formal valuation has been performed on this asset and management has stated to us that the fair market value could be below $5 million if the note/portfolio was sold to a third party investor (other than UBC)

Implied Multiple for the Toy Business Based on proposed offer price of $2.40 ($12.4 million), the implied value multiple for the toy business would be approximately 3.9x at the highest forecast Reflects agreement that severance package is offset by Moneris assets and UBC right Assumes Moneris and UBC right are managed passively with no corporate overhead required Implied Multiple for the Toy Business (in US$ million, except per share figures) Further due diligence required to assess WowWee on a stand alone basis

Comparable Company Multiples TEV / 2010E EBITDA - Current Trading Multiples Implied Take-over TEV / 2010E EBITDA Multiple - With 30% Premium on Equity CY 2010E EBITDA Margins The implied transaction multiple would be at the low end of comparable companies WowWee's margin is well below its peers

Precedent Transactions Precedent Transactions (in US$ million) Precedent transactions below indicate that the TEV / LTM EBITDA multiples have been 6.8x on average

Assessing the Premium Based on North American Precedents - 50% Premium Optimal Share Price Optimal Share Price Although not a benchmark for value, the implied current proposed premium is below recent North American public transactions Implied Premium under Yanofsky Proposal North American Precedents (1) All M&A transactions less than US$250 million, excludes premiums over 200%, US & Canada only. Source: Capital IQ.

IV. Alternatives

Strategic Options Given current poor financial condition of Optimal, the selected alternatives should reflect high likelihood of liquidity crunch Provide Optimal with a period to seek third- party interest Publicly known - attract all interested buyers Two-step break fee Deal with issues around related party transactions Current offer is first bid Will allow Board of Directors to show that it extracted more value Explore options regarding severance agreement Bidder can (if it choses) take enhanced value out of severance Advantages Right to match Uncertainty about Toy business / management Short period of time is standard (~ 35 days) Discipline with regards to strategic buyers May go to shareholders directly Subject to PWC Uncertainty about Toy business Limited negotiation leverage Considerations Accept Current Proposal Tangible offer Provide ability for third party to submit proposal once announced Provide liquidity to shareholders Preserve management focus on the Toy business Subject to PWC's valuation work Break up fee Right to match Severance costs act as poison pill Discipline regarding strategic players Alternatives Negotiate & Go-Shop Negotiate to Obtain Higher Price Seek Third Party Interest Would provide market value test Synergies available Could be done in parallel but before execution of supporting agreement Severance costs act as poison pill Small size International buyers could be slow to move Management of Toy has limited interest Equity Financing Investment by a financial sponsor Provide capital to support sales cycle and working capital Timing may be an issue Difficult to raise without supportive management Dilution impact Uncertainty regarding Toy business Small raise

A 'go-shop' provision could enable the Company to explore alternatives to satisfy the Board's fiduciary obligation A 'go-shop' provision provides the Company an opportunity to canvass the market to ensure it has obtained the best value The 'go-shop' period has generally ranged between 30 to 50 days Little restriction on range of potential buyers to be contacted Break fees are consistent with market precedents (3% to 4% of equity value) Discounted break fee, usually 1/3 to 2/3 of whole fee, if an alternative bid is solicited during the 'go-shop' period Often allows original bidder a right to match or top, which is consistent with Board's objectives to maximize value 19 19 'Go-Shop' Provision Selected 'Go-Shop' Precedents

Strategic Options - Considerations Value of instrument difficult to assess due to private nature of UBC Likely buyers are Optimal management or UBC at a discount Instrument not assignable Personally guaranteed by Jared Issacman Would need to talk to Mr. Isaacman to understand his intention High attrition in the event of a sale Low attrition if sold to Sterling but ability to pay is poor Declining cash flow valued at $3.6 million by RSM Richter Would need to talk to Sterling to assess interest Potential buyers could be Mattel, Hasbro, Bandai, RC2, Spin Master, Mega Brands, Jakks Pacific Best fit is with Mattel according to management due to lack of line targeting boys Yanofsky brothers would need to be on side with a sale of the Company Liquidity crunch limits flexibility Agreement with UBC Moneris Portfolio WowWee

Illustrative Timeline Illustrative Timeline 35 days

Strategic Options - Preferred Option Optimal has limited financial capacity to finance 2010 revenues Running out of liquidity by June or September Early Light is a major supplier and creditor Orders will need to be manufactured starting in April / May 2010 Severance package to senior management represents $2.70 / share Would prefer to receive cash instead of assets Similar to poison pill Potential acquirer may be slow to move Transaction issues (management of Toy business, severance, UBC) WowWee has not achieved important size to matter Once announced, strategic buyers could always approach Board of Directors Financial Position Severance Third Party Acquirer Preferred Option Negotiate with Yanofskys to obtain higher price and go-shop Go-shop should be broad enough to incorporate a variety of options Approach potential buyers to test market in meantime Assess appetite to inject capital or bank financing in Optimal

Potential Buyers Although management stated that their would be no other buyer for the assets, Genuity believes that a number of strategic and financial players should be approached Strategic Buyers - Toy Business Canadian Financial Sponsors Chiefswood Holdings Limited U.S. & Turnaround Sponsors Polaris Capital

Potential Buyers - Payment Portfolios Management stated that the sale of the payments portfolios to third-party purchasers would result in significant customer attrition and concurrent loss of revenues The ability of potential buyers to service existing customers, replace customer loss due to attrition and transfer the servicing platform seemingly will be a crucial part to maximizing value for Optimal However, given these difficulties and the relative limited number of potential buyers, unlocking significant value will be a challenge Preliminary Potential Buyers